UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ipsidy Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46264C206

(CUSIP Number)

Stephen J. Garchik
2474 South Ocean Blvd

Highland Beach, Florida 33487
(703) 517-7004

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46264C206	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: STEPHEN J. GARCHIK

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES
	7	SOLE VOTING POWER:

NUMBER OF		2,342,773*
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,342,773*
WITH	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,342,773*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.99%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

*	Includes 2,269,642 shares of Common Stock and 73,131 shares issuable upon exercise of warrants in accordance with the Conversion Cap (as defined below). See Item 5(a).
*	Calculated in accordance with the Conversion Cap. See Item 5(a) below.

CUSIP No. 46264C206	Page 3 of 5 Pages

Introduction

As of April 26, 2022, Ipsidy Inc. (the “Company”) has issued 23,451,179 shares of its Class A Common Stock, par value $0.0001 (the “Common Stock”). The Common Stock carries one (1) vote per share.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock. The principal executive offices of the Company are located at 670 Long Beach Blvd. Long Beach, New York 11561.

Item 2. Identity and Background.

(a) This Statement is being filed by Stephen J. Garchik, (the “Reporting Person”).

(b) The Reporting Person has his principal business address at 2474 South Ocean Blvd, Highland Beach, Florida 33487.

(c) Mr. Garchik the President of SJM Partners, Inc. a real estate development firm.

(d) – (e) The Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Garchik is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Garchik used personal funds in the amount of $11,136,668 to acquire the Common Stock, the Convertible Notes (as defined below) and the warrants to purchase Common Stock.

Item 4. Purpose of the Transaction.

On March 21, 2022 the Company entered into a Securities Purchase Agreement (“SPA”) with certain accredited investors, including certain directors of the Company or their affiliates (the “Note Investors”), and, pursuant to the SPA, sold to the Note Investors Senior Secured Convertible Notes (the “Convertible Notes”) with an aggregate initial principal amount of approximately $9.2 million and a conversion price of $3.70 per share (the “Conversion Price”), subject to adjustment as described below (the “Notes Private Placement”). Mr. Garchik purchased $1.0 million dollars of the Convertible Notes, equivalent to 270,271 shares of common stock at the Conversion Price.

The Convertible Notes were sold with an aggregate cash origination fee of approximately $200,000, and the Company also issued a total of approximately 28,500 shares of its common stock to the Note Investors as an additional origination fee, of which Mr. Garchik received 3,106 shares.

Also on March 21, 2022, the Company entered into a Facility Agreement (the “Facility Agreement”) with Mr. Garchik pursuant to which Mr. Garchik agreed to provide to the Company a $10.0 million unsecured standby line of credit facility that will rank behind the Convertible Notes and may be drawn down in several tranches, subject to certain conditions described in the Facility Agreement (the “Credit Facility”). Pursuant to the Facility Agreement, the Company agreed to pay Mr. Garchik a facility commitment fee of 103,106 shares of the Company’s common stock (the “Facility Commitment Fee”) upon the effective date of the Facility Agreement.

On March 18 and March 21, 2022, the Company entered into Subscription Agreements (the “Subscription Agreements”) with an accredited investor and certain members of authID.ai’s management team (the “PIPE Investors”), and, pursuant to the Subscription Agreements, sold to the PIPE Investors a total of 1,063,514 shares of the Company’s common stock at prices of $3.03 per share for an outside investor and $3.70 per share for the management investors (the “PIPE”). The aggregate gross proceeds from the PIPE are approximately $3.3 million. Mr. Garchik was not a participant in the PIPE.

The Company expects to use the net proceeds from the Notes Private Placement, the PIPE and cash drawn on the Credit Facility to fund operating expenses and for general working capital, fees and expenses.

Outstanding borrowings under the Facility Agreement will accrue interest at 15% per annum. Drawdowns of the Credit Facility will be in tranches of not less than $500,000 up to the maximum amount of the Credit Facility, subject to the satisfaction of customary certifications and a certification from the Company that it has no more than $5 million of cash available to it as of the date of the drawdown request. The Facility Agreement contemplates that the terms of the borrowings will be further set out in promissory notes that will contain representations and warranties and customary covenants and events of default. The Company will be permitted to prepay borrowings under the Credit Facility at any time, without penalty, in part or in full. Upon conversion or redemption of all amounts outstanding under the Convertible Notes and release of all security over the Company’s assets, the Company will provide a lien on the Company’s intellectual property assets to secure the Credit Facility.

CUSIP No. 46264C206	Page 4 of 5 Pages

Upon request by Mr. Garchik and until the full amount due under the Credit Facility is repaid in full, the Company will provide for the nomination of one designee specified in writing by Mr.Garchik for appointment to its board of directors and for subsequent election to its board of directors and to recommend such nominee for election to its board of directors. The Company will be entitled to reject any nominee upon reasonable grounds, or the nominee may not be elected by the stockholders, in which case Garchik may nominate another person to be a director. On April 18, 2022, Joseph Trelin, Mr. Garchik’s designee under the Credit Facility, was appointed as a member of the Company’s board of directors.

Item 5. Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person. To the best knowledge of the Reporting Person, and except as described herein, the Reporting Person does not own or beneficially own any additional shares of Common Stock.

	Outstanding Shares of Common Stock held Directly(1)	Shares Underlying Common Stock Purchase Warrants(1)(2)	Shares Underlying Convertible Notes(1)(2)	Total(2)	Beneficial Ownership Percentage(2)*
Stephen J. Garchik	2,269,642	123,994	270,271	2,663,907	9.99%

*	Based on 23,451,179 Shares of Common Stock outstanding as of April 26, 2022.
1	Mr. Garchik’s beneficial ownership positions include: (i) 2,002,003 shares of common stock held by Mr. Garchik personally, (ii) 166,667 shares of common stock held by the Garchik Irrevocable 2019 Trust (“2019 Trust”) of which Mr. Garchik is a trustee, (iii) 11,667 shares of common stock held by Garchik Universal Limited Partnership, which Mr. Garchik jointly controls with his sister, (iv) 89,306 shares of common stock held by Marla Garchik Irrevocable 2020 Trust (the “2020 Trust”) of which Mr. Garchik is a beneficiary, (v) a common stock purchase warrant to acquire 83,334 shares of common stock at $4.50 per share held by the 2019 Trust, (vi) a common stock purchase warrant to acquire 40,660 shares of common stock at $4.50 per share held by the 2020 Trust and (vii) 270,271 shares of common stock underlying the Convertible Notes (subject to the applicable conversion cap) owned directly by Mr. Garchik.
2	In accordance with Rule 13d-4 under the Act, Mr. Grachik disclaims beneficial ownership of 321,134 shares of Common Stock, since the amount of shares of Common Stock into which his Warrants and Convertible Notes are each exchangeable or convertible is limited pursuant to the terms of the SPA, to that amount which would result in Mr. Garchik having beneficial ownership of shares of Common Stock not exceeding 9.99% of all of the outstanding Shares (the “Conversion Cap”).

(b)	Mr. Garchik has sole voting and dispositive power over all of the shares of Common Stock directly held or issuable upon the exercise of securities held by him reflected in this Statement.

(c)	The information related to transactions in the Common Stock involving Mr. Garchik set forth in Item 4 herein is hereby incorporated by reference.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reflected on the cover pages to this Statement.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information set forth in Item 4 herein is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A	Facility Agreement, dated as of March 21, 2022, by and between the Company and the Reporting Person (incorporated by reference to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 21, 2022)

CUSIP No. 46264C206	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2022

/s/ Stephen J. Garchik
Stephen J. Garchik